GLENN R. CLARK & ASSOCIATES LIMITED
288 KING STREET EAST, COBOURG
ONTARIO, CANADA, K9A 1L8

905-377-1031	oreman@sympatico.ca

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Glenn R. Clark, DO HEREBY CONSENT to the public filing of the written disclosure of my technical report entitled REVIEW OF RESOURCES AND RESERVES, LA GUITARRA MINE, TEMASCALTEPEC, MEXICO dated June 25, 2008 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the news release dated June 17, 2008 (the “Disclosure Document”) of Genco Resources Ltd. (the “Company”) and to the filing by the Company of the Technical Report with the securities regulatory authorities referred to above.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information derived from the Technical Report that supports the disclosure in the Disclosure Document.

Dated this 1st day of August, 2008.